Exhibit 99.1
Mynd Announces Fiscal Year 2024 Results

Highlights Include Sale of a Non-strategic Business Unit, Significant Reduction of Debt, and Implementation of a Share Repurchase Program to Strengthen the Company and Enhance Long Term Shareholder Value

Seattle, WA., March 26, 2025 – Mynd.ai, Inc. (the “Company” or “Mynd”) (NYSE American: MYND) today announced financial results for the fiscal year ended December 31, 2024.

–Revenue of $267.4 million for the full year, compared to $411.8 million in the prior year with the decrease primarily driven by the headwinds in the overall education market due to normalization to pre-pandemic levels

–Gross Margin improved 40 basis points versus 2023 to 24.8%, largely due to optimization of cost of materials, warranty, and freight costs

–Operating loss improved by $8.0 million to $38.0 million, as compared to $46.0 million in 2023

–Net loss from continuing operations, before income taxes totaled $35.7 million, a $12.7 million improvement compared to 2023

–Cash balance at year-end of $75.3 million, compared to $87.8 million in 2023

–Reduced outstanding indebtedness at year-end by $21.0 million

–Repurchased 151,923 American Depositary Shares, representing 1,519,230 ordinary shares, pursuant to our share repurchase program

“We are very pleased with the progress our team made during 2024, our first full year as a public company,” said Vin Riera, Chief Executive Officer. “We feel that completing the sale of our non-strategic early childhood development business unit in October 2024, paying down debt, optimizing our cost structure, and initiating a share repurchase program were all meaningful steps towards strengthening our company. Despite a number of industry-wide challenges in the education sector stemming from inflation, threat of tariffs and uncertainty around Federal funding for education, we were able to capitalize on our brand loyalty, significant install base of over one million classrooms and strong distributor and partner network to maintain our strong market presence.”

Arthur Giterman, Chief Financial Officer, added, “Our financial performance in 2024 reflects our commitment to improving operational efficiency to help combat significant industry headwinds impacting our interactive flat panel display business. Year over year, the Company made improvements in our gross margin and significantly reduced both our operating loss as well as our net loss from operations. Although we expect economic headwinds to continue during 2025, we are actively responding by continuing to optimize our operating cost structure, enhancing our go-to-market strategy and expanding our portfolio of product offerings. We are excited about the warm reception that our recently launched ActivPanel 10 and its modular infrastructure has received, and believe that providing our customers with the ability to select their preferred operating system will better position the Company to more effectively compete in the market.”

Forward-Looking Statements

This press release contains “forward-looking statements,” as defined by federal securities laws. Forward-looking statements reflect Mynd’s current expectations and projections about future events at the time and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” “optimistic,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Mynd’s Annual Report on Form 20-F, filed with the SEC on March 26, 2025, as such factors may be updated from time to time in Mynd’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Mynd’s filings with the SEC. While forward-looking statements reflect Mynd’s good faith beliefs, they are not guarantees of future performance. Mynd disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Mynd (or to third parties making the forward-looking statements).

Discussion of non-GAAP Financial Measures

We believe that providing non-GAAP ("Generally Accepted Accounting Principles") information to investors, in addition to the GAAP presentation, allows investors to view the financial results in the way management views the operating results. We further believe that providing this information allows investors not only to better understand our financial performance, but more importantly, to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance. The non-GAAP information included in this press release should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP.

We utilize a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the business, for making operating decisions and for forecasting and planning for future periods. Our annual financial plan is prepared both on a GAAP and non-GAAP basis, and the non-GAAP annual financial plan is approved by our board of directors. Continuous budgeting and forecasting for revenue and expenses are conducted on a consistent non-GAAP basis, in addition to GAAP, and actual results on a non-GAAP basis are assessed against the non-GAAP annual financial plan. In addition, and as a consequence of the importance of these measures in managing the business, we use non-GAAP measures and results in the evaluation process to establish management’s compensation. For example, our annual bonus program payments are based in part upon the achievement of consolidated revenue and Adjusted EBITDA targets.

About Mynd.ai, Inc.

Seattle-based Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces across 126 countries. Our global distribution network of more than 4,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers.

For investor and media inquiries, please contact:
Investor Relations - Mynd.ai, Inc.
E-mail: investorrelations@mynd.ai
Arthur Giterman
Chief Financial Officer
officeoftheCFO@mynd.ai
Tel: (206) 393-4493

Financial Tables Follow

Mynd.ai. Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$75,317	$87,804
Accounts receivable, net of allowance for credit losses of $211 and $2,599, respectively	30,506	63,736
Inventories	28,638	53,944
Prepaid expenses and other current assets	11,601	14,408
Due from related parties	1,561	1,683
Current assets of discontinued operations	—	5,590
Total current assets	147,623	227,165

Non-current assets:
Goodwill	44,130	44,928
Property, plant, and equipment, net	14,595	7,037
Intangible assets, net	39,521	43,700
Right-of-use assets	3,448	2,413
Deferred tax assets, net	34	58,035
Other non-current assets	3,268	1,810
Non-current assets of discontinued operations	—	21,949
Total non-current assets	104,996	179,872

Total assets	$252,619	$407,037

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$40,485	$59,138
Accrued expenses and other current liabilities	45,959	49,134
Loans payable, current	10,931	31,942
Contract liabilities	11,281	14,004
Accrued warranties	15,749	17,871
Lease liabilities, current	1,047	1,618
Due to related parties	4,621	5,061
Current liabilities of discontinued operations	—	7,404
Total current liabilities	130,073	186,172

Non-current liabilities:
Loans payable, non-current	58,077	64,859
Loans payable, related parties, non-current	5,006	4,670
Contract liabilities, non-current	18,581	21,762
Lease liabilities, non-current	2,761	1,030
Deferred tax liabilities	9,756	—
Non-current liabilities of discontinued operations	—	7,950
Total non-current liabilities	94,181	100,271

Total liabilities	224,254	286,443

Shareholders’ equity:
Ordinary shares par value of $0.001; 990,000,000 shares authorized. 456,477,820 shares issued and 454,958,590 shares outstanding as of December 31, 2024. 456,477,820 shares issued and outstanding as of December 31, 2023. 10,000,000 shares, $0.001 par value, without designation; none authorized, issued and outstanding as of December 31, 2024 and 2023.	456	456
Treasury shares, at cost, 1,519,230 and none shares, respectively	(342)	—
Additional paid-in capital	479,480	473,590
Accumulated other comprehensive income	3,344	3,513
Accumulated deficit	(454,573)	(358,854)
Total Mynd.ai, Inc. shareholders’ equity	28,365	118,705
Non-controlling interest	—	1,889

Total shareholders’ equity	28,365	120,594

Total liabilities and shareholders’ equity	$252,619	$407,037

Mynd.ai. Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Year Ended December 31,
	2024	2023	2022
Revenue	$267,381	$411,757	$584,684
Cost of revenue	201,140	311,272	443,598
Gross profit	66,241	100,485	141,086
Operating expenses, net:
General and administrative	33,427	30,964	34,608
Research and development	25,253	34,604	41,459
Sales and marketing	42,115	51,477	60,848
Transaction-related costs	—	19,288	502
Restructuring	3,484	10,195	238
Total operating expenses	104,279	146,528	137,655
Operating (loss) income	(38,038)	(46,043)	3,431
Other income (expense):
Interest expense	(10,371)	(4,658)	(1,833)
Interest income	2,659	223	6
Gain on embedded derivative	11,389	432	—
Gain on forgiveness of debt	—	—	4,923
Other (expense) income	(1,384)	1,598	591
Total other income (expense)	2,293	(2,405)	3,687

Net (loss) income from continuing operations, before income taxes	(35,745)	(48,448)	7,118
Income tax (expense) benefit	(68,732)	9,658	25,982
Net (loss) income from continuing operations	(104,477)	(38,790)	33,100
Income (loss) from discontinued operations, net of tax	8,725	(605)	(12,637)
Net (loss) income	(95,752)	(39,395)	20,463
Net (loss) income from continuing operations attributable to non-controlling interests	—	—	—
Net (loss) income from discontinued operations attributable to non-controlling interests	(33)	33	—
Net (loss) income attributable to non-controlling interests	(33)	33	—

Net (loss) income from continuing operations attributable to ordinary shareholders	(104,477)	(38,790)	33,100
Net income (loss) from discontinued operations attributable to ordinary shareholders	8,758	(638)	(12,637)
Net (loss) income attributable to ordinary shareholders	$(95,719)	$(39,428)	$20,463

Net (loss) income per ordinary share
From continuing operations: Basic and Diluted	$(0.23)	$(0.09)	$0.08
From discontinued operations: Basic and Diluted	$0.02	$(0.00)	$(0.03)
Total basic and diluted	$(0.21)	$(0.09)	$0.05

Weighted average shares outstanding used in calculating net (loss) income per share: Basic and diluted	456,471,923	427,986,755	426,422,220

Mynd.ai. Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

	Year Ended December 31,
	2024	2023	2022
Net (loss) income	$(95,752)	$(39,395)	$20,463
Other comprehensive (loss) income, net of tax of nil:
Change in foreign currency translation reserve	497	(1,033)	(3,367)
Release of foreign currency translation reserve to net loss as a result of disposition	(566)	—	—
Total comprehensive (loss) income	(95,821)	(40,428)	17,096
Less: comprehensive income attributable to non-controlling interest	67	33	—
Comprehensive (loss) income attributable to Mynd.ai Inc.	$(95,888)	$(40,461)	$17,096

Mynd.ai. Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(95,752)	$(39,395)	$20,463
(Income) loss from discontinued operations, net of tax	(8,725)	605	12,637
Net (loss) income from continuing operations	(104,477)	(38,790)	33,100
Adjustments to reconcile net (loss) income from continuing operations to net cash (used in) provided by operating activities:
Depreciation and amortization	5,698	4,973	4,520
Deferred taxes	67,669	(10,828)	(25,982)
Non-cash lease expense	1,737	1,958	1,818
Non-cash interest expenses	4,844	325	—
Gain on forgiveness of debt	—	—	(4,923)
Share-based compensation	3,698	—	—
Amortization of RDEC credit	(1,182)	(839)	(460)
Accrued tax credit RDEC	—	(1,732)	—
Change in fair value of derivative liability	(11,389)	(432)	—
Increase in inventory provision	—	4,630	3,951
Write-off of prepaid subscriptions	—	5,668	—
Other	90	71	30
Change in operating assets and liabilities:
Accounts receivable	33,365	(679)	25,346
Inventories	25,251	54,734	(20,003)
Prepaid expenses and other assets	1,270	(5,482)	701
Prepaid subscriptions	—	1,632	(7,300)
Due from related parties	533	482	(4,376)
Accounts payable	(17,675)	(23,651)	(1,820)
Accrued expenses and other liabilities	(2,439)	(1,329)	(10,225)
Accrued warranties	(2,037)	3,883	3,266
Due to related parties	1,491	1,083	3,469
Contract liabilities	(5,743)	6,966	7,779
Lease obligations - operating leases	(1,579)	(1,903)	(2,084)
Net cash (used in) provided by operating activities - continuing operations	(875)	740	6,807
Net cash provided by (used in) operating activities - discontinued operations	1,661	(3,098)	(12,079)
Net cash provided by (used in) provided by operating activities	786	(2,358)	(5,272)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(1,283)	(389)	(829)
Internal-use software development costs	(8,465)	(4,434)	(1,028)
Repayment (issuance) of loan receivable, related party	—	8,019	(7,919)
Proceeds from disposition of GEH Singapore	20,000	—	—
Acquisition of businesses, net of cash	—	10,375	(6,000)
Net cash provided by (used in) investing activities - continuing operations	10,252	13,571	(15,776)
Net cash used in investing activities - discontinued operations	(5,942)	5,763	—
Net cash provided by (used in) investing activities	4,310	19,334	(15,776)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of Revolver	(38,000)	(80,300)	(49,305)
Debt issuance costs paid	(90)	—	—
Proceeds from Revolver	17,000	62,000	63,000
Proceeds from convertible note	—	64,884	—
Contingent consideration payments	(1,007)	(2,174)	—
Repayment of Paycheck Protection Program Loan	(192)	(192)	(5)
Repayment of NetDragon group loans	—	—	(3,210)
Proceeds from NetDragon group loans	—	219	869
Share repurchase	(342)	—	—
Net cash (used in) provided by financing activities - continuing operations	(22,631)	44,437	11,349
Net cash provided by financing activities - discontinued operations	—	—	—
Net cash (used in) provided by financing activities	(22,631)	44,437	11,349

Net change in cash	(17,535)	61,413	(9,699)

Cash and cash equivalents, beginning of year	91,784	29,312	40,508
Exchange rate effects	1,068	1,059	(1,497)
Cash and cash equivalents, end of year	$75,317	$91,784	$29,312

Supplemental disclosure of non-cash investing and financing activities transactions:
Continuing operations:
Convertible notes issued in exchange for accrued PIK interest	$3,309	$—	$—
Decrease in goodwill due to measurement period adjustments relating to business acquisition, net	$1,228	$—	$—
Lease assets acquired in exchange for lease liabilities	$2,838	$—	$—
Forgiveness of related party payables	$2,412	$—	$—
Accrued purchase price related to acquisition of businesses	$—	$—	$1,688
Accrued value of earnout related to acquisition of businesses	$—	$—	$377
Noncash consideration transferred for acquisition of businesses	$—	$22,848	$—
Discontinued operations:
Lease assets acquired in exchange for lease liabilities	$5,044	$—	$—

Supplemental disclosure of cash transactions:
Cash paid for interest	$5,387	$5,223	$—
Cash received for tax refunds, net	$1,397	$914	$969

Cash flows are presented on a consolidated basis and cash and cash equivalents presented in current assets of discontinued operations in the consolidated balance sheets as of December 31, 2023 were $3,980.

Mynd.ai. Inc.
SUPPLEMENTAL FINANCIAL INFORMATION
Reconciliation of Net Income to Adjusted EBITDA
(in thousands)

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Net (loss) income	$(95,752)	$(39,395)	$20,463
(Income) loss from discontinued operations, net of tax	(8,725)	605	12,637
Interest expense	10,371	4,658	1,833
Interest income	(2,659)	(223)	(6)
Income tax expense (benefit)	68,732	(9,658)	(25,982)
Depreciation and amortization	5,698	4,973	4,520
Share-based compensation	3,698	—	—
Gain on embedded derivative	(11,389)	(432)	—
Other expense (income), net	1,384	(1,598)	(591)
Transaction-related costs(1)	—	19,288	502
Restructuring costs(2)	3,484	10,195	238
Litigation costs and penalties(3)	1,021	405	1,046
Gain on forgiveness of debt(4)	—	—	(4,923)
Adjusted EBITDA	$(24,137)	$(11,182)	$9,737

(1) Transaction-related costs are non-recurring costs related to one or more acquisitions.
(2) Refers to employee severance costs, contract termination costs, facility restructuring, and business restructuring efforts undertaken by management.
(3) Refers to costs incurred to defend against, opportunistically settle, and establish a reserve for claims associated with litigation, as well as any related penalties incurred for such litigation.
(4) Refers to forgiveness of loan provided by the U.S. Small Business Administration provided under the Payroll Protection Program (PPP).